T4L INC



ANNUAL REPORT

8267 PARKSTONE PL

Naples, FL 34120

0

https://www.t4l.me/

This Annual Report is dated April 27, 2022.

BUSINESS

There is a rapidly changing landscape in the automotive transportation market. The conventional business models are being challenged by changing social, economic and overall purchase behavior patterns.

T4L identified and mapped out the intersection of changing car ownership to car usership, the rapid conversion to Electric Vehicles, the digitization of all users with mobile devices, next generations focusing on good Planet Practices, and the success of the client first services models. With this opportunity T4L - Transportation 4 Life - was created.

T4L provides an all-inclusive, hassle-free Transportation Subscription Service based on a fleet of electric vehicles such as Tesla, Nissan & Porsche. T4L handles all the details of endless paperwork and hassles of dealing with dealerships, the DMV, insurance, financing and maintenance to assure our Subscribing Members can simply enjoy driving their electric vehicle.

Our parent company, Gravitas Infinitum LLC, was founded in Florida in 2018. T4L INC is a subsidiary of Gravitas Infinitum LLC since 2020. The parent company founded T4L and provided early stage seed capital and startup support. Each company operates independently but may provide arms-length services to each other under written agreement. There are no capital transactions between companies.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $198,886.00

Use of proceeds: Operations

Date: April 30, 2021

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,305,300.34

Number of Securities Sold: 1,000,000

Use of proceeds: Initial issuance of founders stock ($100 + $1,305,200.34 additional paid-in capital)

Date: August 25, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $504,000.00

Number of Securities Sold: 13,200

Use of proceeds: Inventory build out

Date: October 27, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The Company started revenue generation in May of 2021.

Foreseeable major expenses based on projections:

Our largest use of capital is the CAPEX for the fleet. We have arranged long-term capital lease financing for it.

Future operational challenges:

CAPEX for the fleet is always the number one challenge, and then, reducing the cost of capital for that CAPEX.

Future challenges related to capital resources:

We have an open-ended capital lease with Utica LeasCo, LLC to finance the fleet. It is a 75% advance facility at 14% cost of capital. As the company matures its credit, we are working on reducing that rate with the current source, and we are also in negotiations with other sources. We expect to stair-step our way down to to 5%-6% range within the next 24 months. This is the key challenge for improved growth and earnings.

Future milestones and events:

Our future milestones include: 1) a second revolving asset-backed line in the 6-10% cost of capital range, and 2) packaging of a portfolio of assets and contracts for Asset Backed Securitization. For an exit plan, we expect to take the company public on a major exchange.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $66,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Utica LeasCo, LLC

Amount Owed: $669,953.00

Interest Rate: 14.0%

Maturity Date: November 25, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Allen Witters

Allen Witters's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Chairman, and Secretary

Dates of Service: September 01, 2020 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company. All executives are on revenue performance pay.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: CEO

Dates of Service: January 01, 2018 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

Employer: Gravitas Carbotura

Title: Project Lead

Dates of Service: July 01, 2019 - Present

Responsibilities: Responsibilities managing the operations and resources of a company.

Other business experience in the past three years:

Employer: Standard Harvest

Title: Managing Director, CEO, and CTO

Dates of Service: February 01, 2015 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

Employer: 797 Capital / Power

Title: Managing Partner

Dates of Service: January 01, 2014 - Present

Responsibilities: Responsibilities include supervising daily activities, monitoring performance, etc.

Other business experience in the past three years:

Employer: Falcon Group

Title: Managing Partner

Dates of Service: January 01, 2001 - Present

Responsibilities: Responsibilities include supervising daily activities, monitoring performance, etc.

Name: John Arciero

John Arciero's current primary role is with PRISEWell LLC. John Arciero currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September 01, 2020 - Present

Responsibilities: Responsibilities include overseeing the day-to-day administrative and operational functions of a business. All executives are on revenue performance pay.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: COO & Managing Director

Dates of Service: May 01, 2018 - Present

Responsibilities: Responsibilities include overseeing the day-to-day administrative and operational functions of a business.

Other business experience in the past three years:

Employer: PRISEWell LLC

Title: CEO & Co-Founder

Dates of Service: March 01, 2018 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

Employer: Sycamore I LLC

Title: Managing Director

Dates of Service: January 01, 2009 - Present

Responsibilities: Responsibilities include overseeing other directors.

Other business experience in the past three years:

Employer: Arciero Associates LLC

Title: Principal Consultant & Owner

Dates of Service: October 01, 2003 - Present

Responsibilities: Responsibilities include providing consulting services and overseeing business operations.

Name: Dan Bryant

Dan Bryant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CLO

Dates of Service: September 01, 2020 - Present

Responsibilities: Responsibilities include the company minimizing its legal risks by advising the company's other officers and board members. All executives are on revenue performance pay.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: CLO

Dates of Service: May 01, 2018 - Present

Responsibilities: Responsibilities include the company minimizing its legal risks by advising the company's other officers and board members.

Other business experience in the past three years:

Employer: Thrivent

Title: Vice President Corporate Strategy and Partnerships

Dates of Service: June 01, 2018 - February 01, 2020

Responsibilities: Responsibilities included overseeing business relationships, partnerships, and alliances for the organization.

Other business experience in the past three years:

Employer: Legal Business Advisors

Title: Founder / Managing Partner

Dates of Service: September 01, 2009 - Present

Responsibilities: Responsibilities include overseeing business operations.

Name: Luis Camarena

Luis Camarena's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CRO

Dates of Service: August 28, 2020 - Present

Responsibilities: Responsibilities include sales and marketing. All executives are on revenue performance pay.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: CMO

Dates of Service: May 16, 2018 - Present

Responsibilities: Building and implementing business growth strategies to meet the strategic objectives of Gravitas Infinitum and its subsidiaries.

Other business experience in the past three years:

Employer: Asentex

Title: CEO

Dates of Service: January 01, 2012 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

Employer: Director of Business Development

Title: Standard Harvest

Dates of Service: October 01, 2017 - September 01, 2019

Responsibilities: Develop, coordinate, and implement plans designed to increase existing business and capture new opportunities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Gravitas Infinitum LLC (solely managed by Allen Witters)

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 97%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 114,312 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFEs

The security will convert into Preferred and the terms of the SAFEs are outlined below:

Amount outstanding: $198,886.00

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $7,000,000.00

Conversion Trigger: Next Priced Equity Round involving Preferred Stock

Material Rights

There are no material rights associated with SAFEs.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $336,084 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

T4L was formed on August 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. T4L has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EV Subscription Service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

T4L INC

By /s/ *Allen Witters*

Name: T4L INC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Allen Witters, the CEO of T4L Inc., hereby certify that the financial statements of T4L INC and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

T4L INC has not yet filed it tax returns for 2021

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/27/2022.

Allen Witters (Signature)

_____CEO_____ (Title)

_____04/27/2022__ (Date)

T4L

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	65,909.29
Stripe Charge Card Reserve	1,000.00
Total Bank Accounts	**$66,909.29**
Accounts Receivable	
Accounts receivable (A/R)	15,762.96
Toll & Parking	
Total Accounts receivable (A/R)	**15,762.96**
Total Accounts Receivable	**$15,762.96**
Other Current Assets	
Payments to deposit	942.90
Uncategorized Asset	34,895.00
Accounts Receivable - PC	0.00
Total Uncategorized Asset	**34,895.00**
Total Other Current Assets	**$35,837.90**
Total Current Assets	**$118,510.15**
Fixed Assets	
Accumulated depreciation - Tesla Cars	-9,491.27
Improvements	
Charging Station CPE	707.69
Total Improvements	**707.69**
Vehicles	
Car Charger and Installation	3,070.76
Charging equipment	4,645.38
License Tag	2,506.02
Tesla Cars	978,704.88
Tinting Service	482.00
Total Vehicles	**989,409.04**
Total Fixed Assets	**$980,625.46**
Other Assets	
Security Deposits	22,906.72
Startup & organizational costs	8,493.00
Total Other Assets	**$31,399.72**
TOTAL ASSETS	**$1,130,535.33**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,005.74
Total Accounts Payable	**$3,005.74**
Other Current Liabilities	
Customer prepayments	
Advance Subscription	7,805.44
Subscriber Deposit	52,520.93
Total Customer prepayments	**60,326.37**
Florida Department of Revenue Payable	0.64
Out Of Scope Agency Payable	0.00
Sales tax to pay	-57.69
Total Other Current Liabilities	**$60,269.32**
Total Current Liabilities	**$63,275.06**
Long-Term Liabilities	
Long-term business loans	669,953.20
Long-term loans from shareholders	
CMCU	7,000.00
Private Individual	0.00
Total Long-term loans from shareholders	**7,000.00**
Total Long-Term Liabilities	**$676,953.20**
Total Liabilities	**$740,228.26**
Equity	
Additional paid in capital	2,056,971.19
Common stock	100.00
Retained Earnings	-664,402.34
Shareholder Equity	-641,158.47
Net Income	-361,203.31
Total Equity	**$390,307.07**
TOTAL LIABILITIES AND EQUITY	**$1,130,535.33**

T4L

Profit and Loss

January - December 2021

	TOTAL
Income	
Membership	
Additional Membership	400.00
Monthly Subscription Fee	32,766.77
Total Membership	**33,166.77**
Sales	
Flex Fleet	623.48
Total Sales	**623.48**
Services	5.00
Stripe Sales	0.00
Uncategorized Income	0.97
Total Income	**$33,796.22**
Cost of Goods Sold	
Contract labor	140.00
Cost of goods sold	
Vehicle Delivery	1,000.00
Total Cost of goods sold	**1,000.00**
Vehicle expenses	
Driver verification	722.47
Parking & Tolls Fee	812.06
SuperCharger	1,561.32
Vehicle insurance	10,225.60
Total Vehicle expenses	**13,321.45**
Total Cost of Goods Sold	**$14,461.45**
GROSS PROFIT	**$19,334.77**
Expenses	
Advertising & marketing	19,005.65
Marketing Campaign	17,151.85
Social Media Ads	750.00
Total Advertising & marketing	**36,907.50**
Commissions & fees	5,200.00
Contributions to charities	881.21
External Professional Fees	
Software Development	
Software Development	10,000.00
Total Software Development	**10,000.00**
Total External Professional Fees	**10,000.00**

	TOTAL
General business expenses	
Bank fees & service charges	6,020.91
Financing Processing Fees	17,042.05
Memberships & subscriptions	8,364.57
Total General business expenses	**31,427.53**
Interest paid	
Business loan interest	12,237.67
Total Interest paid	**12,237.67**
Legal & Accounting Services	
Accounting fees	19.00
Consultation Fee	273.88
Legal Fees	31,514.00
Total Legal & Accounting Services	**31,806.88**
Meals	
Business Meeting	223.98
Meals with clients	229.27
Total Meals	**453.25**
Office expenses	
Merchant account fees	-0.15
Office supplies	4,322.08
QuickBooks Payments Fees	1,333.76
Shipping & postage	545.05
Small tools & equipment	1,603.93
Software & apps	9,610.70
Total Office expenses	**17,415.37**
Other Miscellaneous Fees	119.60
Payroll expenses	
Salaries & wages	
Subcontractors	71,925.00
Total Salaries & wages	**71,925.00**
Total Payroll expenses	**71,925.00**
Rent	
Office Space Rental	534.86
Total Rent	**534.86**
Repairs & maintenance	134.56
Stripe Fees	695.54
Supplies	1,100.50
Travel	35.96
Taxis or shared rides	749.50
Total Travel	**785.46**
Utilities	730.80
Phone service	245.00
Total Utilities	**975.80**
Vehicle Gas & Fuel	220.00
Total Expenses	**$222,820.73**
NET OPERATING INCOME	**$ -203,485.96**

	TOTAL
Other Income	
Flex Fleet Misc.	56.25
Gain/ (Loss on Asset Revaluation	-3.83
Interest earned	7.33
Total Other Income	**$59.75**
Other Expenses	
Depreciation	9,491.27
GI services	150,000.23
Refund from Capital Lease Funding	-1,714.40
Total Other Expenses	**$157,777.10**
NET OTHER INCOME	**$ -157,717.35**
NET INCOME	**$ -361,203.31**

T4L

Profit and Loss
January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	
Marketing Services	664,402.34
Total Advertising & marketing	**664,402.34**
Total Expenses	**$664,402.34**
NET OPERATING INCOME	**$ -664,402.34**
NET INCOME	**$ -664,402.34**

T4L

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
TOTAL ASSETS	
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Additional paid in capital	664,302.34
Common stock	100.00
Retained Earnings	
Net Income	-664,402.34
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

CERTIFICATION

I, Allen Witters, Principal Executive Officer of T4L INC, hereby certify that the financial statements of T4L INC included in this Report are true and complete in all material respects.

Allen Witters

CEO